Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: September 22, 2021

CORPORATE PARTICIPANTS

Jordan Shapiro, President, FP&A, Head of Investor Relations

Peter Chapman, President and Chief Executive Officer, IonQ

Thomas Kramer, Chief Financial Officer, IonQ

PRESENTATION

Jordan Shapiro

Good morning, and thank you all for joining us today for IonQ’s Business and Financial Update Call.

My name is Jordan Shapiro, and I am IonQ’s Vice President of FP&A and Head of Investor Relations.

As a reminder, this conference call contains statements about future events and expectations, which are forward-looking in nature. Statements on this call may be deemed as forward-looking and actual results may differ materially. For a full list of risks inherent to the business and the Company, please refer to dMY III’s SEC filings, including the definitive proxy statement.

With that, I will turn it over to Peter Chapman, President and CEO of IonQ.

Peter Chapman

Thank you, Jordan, and thanks to everyone listening in today.

My name is Peter Chapman, and I am the President and CEO of IonQ.

In case you are new to the IonQ story, IonQ is a leader in quantum computing, and we are using a trapped-ion approach to create the world’s most powerful quantum computers. We employ some of the world’s foremost talent in quantum, including our Co-Founders, Dr. Jungsang Kim and Dr. Chris Monroe, who have both been named to the National Quantum Initiative Advisory Committee to the White House and have been trailblazers in the world of quantum computing for decades.

On March 8, we announced our intention to become a publicly traded company through our merger with dMY III, and today we could not be more pleased to provide an update on the incredible progress we have seen since then.

Before I jump into the details, I first want to thank the entire IonQ team for their tireless effort and dedication to making quantum computing not just the technology of the future, but increasingly, the cutting-edge technology of today.

With that said, I would like now to walk you through some of our technological achievements from the past six months, before handing it off to Thomas Kramer, our CFO, who will walk you through the considerable business progress we have made.

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First, an exciting update regarding IonQ’s hardware. Just a few weeks ago, we unveiled the industry’s first Reconfigurable Multicore Quantum Architecture, or RMQA, technology. This technology allows us to greatly increase the qubit count and resulting power of our quantum computers, and we demonstrated how four chains of 16 ions can be dynamically configured into quantum computing cores of up to 48 qubits. We have also laid the foundation to increase qubit count into the triple digits on a single chip using evaporated glass traps, a new, IonQ-designed chipset that affords greater control of individual qubits in a quantum computer.

We’ve also made considerable progress on developing quantum algorithm. Earlier this year, we published IonQ’s technology roadmap and told the world that we believed quantum machine learning would be the first commercial application of quantum computing. I’m excited to share that just a few months later, we have worked with some of the world’s cornerstone financial service companies to show where quantum machine learning can be applied in practice.

This week we announced a new collaboration with Fidelity Center for Applied Technology to demonstrate how quantum computers can be used for financial modeling to create more accurate predictions. Financial institutions commonly use models for asset allocation, electronic trading, and pricing, and require testing data to validate the accuracy of these models. New quantum machine learning techniques were developed for this purpose that completed training with up to 1,000 times fewer iterations than their classical counterparts, and were able to predict rare Black Swan events that equivalent classical models missed.

In the near future, these quantum machine learning algorithms may be applied to more use cases in finance and other industries, including risk management, portfolio optimization, reliability analysis, recommender systems, climate research, and medical imaging.

Continuing our theme of quantum machine learning applications, this week, we also announced a significant step forward in the real-world application of quantum computing for the financial services industry in conjunction with Goldman Sachs and QC Ware. The joint research project demonstrates the viability of new quantum amplitude estimation algorithms developed by QCWare and Goldman Sachs, which can be used to speed up Monte Carlo simulations.

Monte Carlo simulations are used in various financial services for tasks such as portfolio optimization. The quantum algorithm executed on our latest quantum computer showed a 70% reduction in error over classical sampling techniques used in prior algorithms, and was made possible thanks to our computers’ low error rates. Monte Carlo simulations are key for the problem solving in many industries beyond finance as well, such as telecommunications, robotics, climate science, and drug discovery.

Beyond developing applications of quantum computing in-house at IonQ, we are also focused on building the quantum computing ecosystem so that every software developer can start to leverage quantum.

In April, we announced an integration with IBM’s Qiskit to offer our quantum computers via Qiskit’s open-source quantum software development kit, or SDK. Over 275,000 enterprise, government, start-up, partner, and University members already use Qiskit to create and run quantum programs. So, this integration lowers the barrier of entry for those developers to build applications on IonQ’s world-class quantum computing hardware.

A few months later, in June, we announced the integration of our quantum computing platform with Google Cirq, a leading open-source quantum SDK designed to expand access to quantum computing to a broad audience. Volkswagen Group has used this integration to run the ubiquitous paint shop problem on IonQ hardware.

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With the addition of IBM Qiskit and Google Cirq, IonQ is now available on all major software developer kits used by quantum developers, further establishing our credential as an industry leading provider of quantum hardware.

In addition to being available on all major quantum software tools, we are also now available on all major cloud platforms. In June, we announced that Google Cloud customers now have the ability to purchase access to IonQ’s quantum computers via the Google Cloud Marketplace. This makes IonQ the first quantum computing hardware provider on the Google platform, and the only supplier whose quantum systems are available on all three major cloud providers, including Microsoft Azure, and Amazon Web Services.

In summary, we have spent the last months preparing IonQ’s hardware to scale, demonstrating the first key use cases of quantum machine learning for financial services, and making IonQ accessible via all major software developer kits and all major cloud platforms.

In addition to our technological advances, we continue to add outstanding talent to our management team as well as our technical workforce. In July, we announced four critical hires, including Tom Jones as Chief People Officer. Tom joins IonQ to play a critical role in scaling the Company, bringing decades of human resource and talent development experience from Blue Origin, Microsoft, and Honeywell.

Now, for exciting updates on the commercial front, I’d like to turn it over to our CFO, Thomas Kramer.

Thomas Kramer

Thank you, Peter, and thank you to everyone who has joined us today.

To build on all the momentum Peter just discussed, last week, we announced a strategic partnership with Accenture, collaborating to accelerate quantum computing business applications in organizations globally across all industries. We believe Accenture’s experience in quantum, coupled with the ability to design and create customized industry solutions tailored to IonQ’s quantum computer technology, will help more companies innovate and become quantum-ready. Together, Accenture and IonQ plan to develop joint commercial efforts to help clients explore quantum solutions designed to address their most critical business problems.

In June, we announced a partnership with Softbank to go to market by jointly deploying quantum-first solutions into the largest enterprises across the globe. Softbank hopes to leverage our quantum computing leadership to deploy innovative quantum solutions across their portfolio companies, some of the largest and most influential companies in the world.

Earlier this month, we announced a multi-year commercial deal with the University of Maryland to create the National Quantum Lab at Maryland, or Q-Lab. This will be the nation’s first user facility that enables the scientific community to pursue world-leading research through hands-on access to a commercial-grade quantum computer. This deal is a part of UMD’s recent $20 million initiative to invest in quantum computing and will provide the university unrivaled access to IonQ’s trapped-ion quantum computer hardware, as well as the ability to work closely with our scientists and engineers. The Q-Lab will unite leaders in science, engineering, and computing and empower them to work together to develop novel quantum applications.

These partnerships with Accenture, Softbank, and the University of Maryland are expected to pave the way for even more commercialization of IonQ quantum computing in the future.

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Turning to Q2, I’d like to quickly walk you through our second quarter results. We generated $93,000 of revenue in the second quarter of 2021, versus none in the prior-year period.

For the second quarter of 2021, R&D expenses more than doubled from the year prior period to $5.5 million, as the increased pace of our technological roadmap requires more spend on development. Our R&D expenses are clearly very important to the business, and we expect to see this continue to ramp in future quarters.

Our G&A and Sales & Marketing expenses for the second quarter of 2021 continued to accelerate as well, as our teams grew rapidly and we put considerable muscle behind our commercialization efforts. G&A for the second quarter of 2021 was $2.9 million, versus $0.6 million in the comparable prior-year period, and sales and marketing was $0.9 million for the quarter, versus $0.1 million for the comparable prior-year period. The Company expects these trends to continue due to costs associated with operating as a public company, developing the world’s most powerful quantum workforce, and rapidly scaling IonQ as the quantum market unfolds.

Cash and cash equivalents decreased from $36.1 million at December 31, 2020 to $27.7 million at June 30, 2021. As a result of our go-public transaction with dMY III, we expect to add approximately $580 million to the balance sheet, net of transaction fees and assuming no stockholder redemptions.

Earlier this month, we announced that we were on track to significantly exceed our previously announced 2021 bookings target of $5 million, and instead expect to end up at $15 million for the full year. This is a powerful demonstration of the results of our commercialization efforts, and that real quantum cases are here, right now. While we are still in early days, there is already tangible demand for quantum computing power, and we believe this is just the beginning of our monetization story.

Finally, I wanted to mention some key hires we made in our preparation for becoming a publicly traded company. In addition to Tom Jones, we were also thrilled to welcome Jordan Shapiro, whom you heard from earlier, as well as Kevin Caimi, who joins as our Controller. Kevin and I worked together previously at Opower, as we took that company public and later sold to Oracle.

With that, I would like to turn it back over to Peter for closing remarks. Peter?

Peter Chapman

Thanks, Thomas.

As we approach the beginning of our life as a publicly traded company, we believe that we are well-equipped to continue our acceleration from both a technology and business standpoint. Our industry-leading quantum computers are not only in demand now, but also set the stage to change the way the world thinks about its computing problems.

We want to thank you for your time and look forward to interacting with you on all our earnings calls in the future.

***

About IonQ

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32-qubit quantum computer is the world’s most powerful trapped-ion quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through the cloud on Amazon Braket, Microsoft Azure, and Google Cloud, as well as through direct API access. IonQ was founded in 2015 by Christopher Monroe and Jungsang Kim based on 25 years of pioneering research. To learn more, visit http://www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company founded by Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Merger and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination has been submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the annual meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read the definitive proxy statement, dated August 12, 2021 and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s

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solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. On or about August 12, 2021, dMY III mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders are also be able to obtain copies of these materials, without charge at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, are set forth in the definitive proxy statement/prospectus for the Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.